BARRICK GOLD CORPORATION Brookfield Place, TD Canada Trust Tower Suite 3700, 161 Bay Street P.O. Box 212 Toronto, Ontario M5J 2S1 Canada	Tel: 416.861.9911 Fax: 416.861.2492
November 6, 2008
BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	H. Roger Schwall Assistant Director
Re:	Barrick Gold Corporation Form 40-F for Fiscal Year Ended December 31, 2007 Filed March 28, 2008 File No. 001-09059
Dear Mr. Schwall:
     We hereby acknowledge receipt of the comment letter dated October 31, 2008 (the “Comment Letter”) from the Staff of the Securities and Exchange Commission concerning the above captioned Annual Report on Form 40-F.
     Further to my conversation with Shannon Buskirk on November 5, 2008, we wish to advise that Barrick currently estimates that it will be able to provide a response to the Comment Letter by December 5, 2008.
     Should you have any questions in the interim, please contact me at 416-307-5126.
Sincerely,
/s/  Jennifer Mazin
Jennifer Mazin
Senior Counsel
Barrick Gold Corporation